April 3, 2025

Joshua Riggs
President and Chief Executive Officer
Oncocyte Corporation
15 Cushing
Irvine, CA 92618

       Re: Oncocyte Corporation
           Registration Statement on Form S-1
           Filed March 28, 2025
           File No. 333-286251
Dear Joshua Riggs:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Greg Kramer, Esq.